Exhibit 99

                              BayCorp Holdings, Ltd.
                         1 New Hampshire Avenue, Suite 125
                          Portsmouth, New Hampshire 03801
                    Phone (603) 766-4990 -- Fax (603) 766-4991


        BayCorp Reports Second Quarter 2003 Operating Results


     August 11, 2003 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX:
MWH) announced today its operating results for the second quarter ended June 30, 2003. BayCorp reported net income of $35,000, or approximately $0.05 per share, for the second quarter of 2003 as compared to a net loss of $1,723,000, or approximately of $0.20 per share, for the second quarter of 2002.

     As of June 30, 2002, BayCorp held a 15% ownership interest in the Seabrook Nuclear Power Plant ("Seabrook"). The net loss for the second quarter of 2002 was primarily attributable to the second quarter 2002 Seabrook refueling outage. On November 1, 2002, BayCorp sold its ownership interest in Seabrook. Under the purchase and sale agreement and BayCorp's agreement with Northeast Utilities, BayCorp received approximately $113 million for its 15% ownership interest in the Seabrook plant, nuclear fuel and inventory. As of June 30, 2003, the Company's principal assets were a long-term power sales contract for 9.06 megawatts and an investment in HoustonStreet Exchange, Inc.

          Operating revenues for the second quarter of 2003 were approximately $996,000, all of which were from the long-term power sales contract. Operating revenues for the second quarter of 2002 were primarily from the sale of the Company's share of Seabrook generation and were approximately $10,126,000. In the second quarter of 2003, as required by the Emerging Issues Task Force Issue 98-10 ("EITF 98-10"), the Company recorded a net unrealized gain on the mark-to-market of firm forward power contracts and a deferred gain on
its long-term power contract of approximately $498,000.   Sales for
the second quarter of 2002 were made on a unit-contingent basis as opposed to firm sales and the company had no firm forward power contracts that required mark-to-market accounting treatment. Other Income for the second quarter of 2003 included a cash distribution of approximately $275,000 received from Nuclear Electric Insurance Limited ("NEIL") representing BayCorp's share of distributions under mutual insurance policies associated with the Seabrook Plant.

     For the six months ended June 30, 2003, BayCorp reported a net loss of $1,727,000, or approximately $0.41 per share, compared to net income of $1,921,000, or approximately $0.23 per share, for the six months ended June 30, 2002. The decrease in earnings for the six months ended June 30, 2003 as compared to the same period ended June 30, 2002 was primarily due to loss of revenues following the November 2002 sale of Seabrook.

     Operating revenues for the first six months of 2003 were approximately $1,987,000 from the Company's long-term power sales contract. Operating revenues for the first six months of 2002 were primarily from the sale of the Company's share of Seabrook generation and were approximately $25,494,000. Other Income for the first six months of 2003 included a NEIL distribution of approximately $275,000 representing BayCorp's share of distributions under mutual insurance policies associated with the Seabrook Plant.

About BayCorp
     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently owns two subsidiaries, Great Bay Power Marketing, Inc., which purchases and markets power on the open market, and BayCorp Ventures, LLC, which serves as a vehicle for the Company's investments. HoustonStreet Exchange, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. Both companies have been dissolved and are being liquidated.

Forward Looking Statements
          Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.




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                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)

                                              Three Months                  Six Months
                                             Ended June 30,               Ended June 30,
                                          2003            2002          2003          2002
                                          ----            ----          ----          ----
Operating Revenues                          $996       $10,126        $1,987      $25,494

Operating Expenses                         1,811        12,125         3,890       23,821
                                     ------------   -----------    ----------   ---------


Operating (Loss) Income Before Mark
to Market of Firm Energy Contracts          (815)       (1,999)       (1,903)       1,673
Unrealized Loss (Gain) on Firm
Energy Contracts                            (498)            0           585            0
                                     ------------   -----------    ----------   ----------
Operating (Loss) Income                     (317)       (1,999)       (2,488)       1,673

Total Other Income                           352           276           761          248
                                     ------------   -----------    ----------   ----------
Net (Loss) Income                            $35       ($1,723)      ($1,727)      $1,921
                                     ============   ===========    ==========   ==========
Weighted Average Shares Outstanding      646,917     8,390,226     4,225,628    8,392,390
- Basic
Weighted Average Shares Outstanding      653,357     8,390,226     4,225,628    8,692,600
- Diluted
Basic Net Income (Loss) Per Share          $0.05        ($0.20)       ($0.41)       $0.23
Diluted Net Income (Loss) Per Share        $0.05        ($0.20)       ($0.41)       $0.22


Following the Company's self tender offer and as of June 30, 2003, there were 646,937 shares of common stock outstanding.
                                                          ###